

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
AAA Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of **AAA Industries, Inc. and Subsidiaries (an Illinois corporation)** as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in the shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AAA Industries, Inc. and Subsidiaries** as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
April 10, 2007

3

AAA INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,

	2006	Restated 2005
ASSETS		
Current Assets		
Cash	$ 1,148,718	$ 488,484
Accounts receivable, net of allowance for doubtful accounts of $764,215 and $158,517	9,497,240	4,351,855
Inventory	11,461,715	4,725,533
Prepaid expenses	156,037	50,567
Security Deposit	29,381	28,936
Due from employees	10,968	19,325
Total Current Assets	22,304,059	9,664,700
Property and equipment, net of accumulated depreciation of $12,679,058 and $10,709,956	22,511,074	18,773,226
Other Assets		
Loan issue cost, net of accumulated amortization of $21,433 and $18,754	18,754	21,433
Goodwill	601,838	601,838
Deposit on Building	100,000	-
Total Other Assets	720,592	623,271
TOTAL ASSETS	$ 45,535,725	$ 29,061,197
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 5,321,816	$ 2,763,857
Notes payable	7,898,167	4,203,063
Current portion of capital lease obligation	168,932	50,454
Current portion of auto loan payable	25,704	24,309
Other current liabilities	254,496	120,428
Total Current Liabilities	13,669,115	7,162,111
Long-Term Liabilities		
Notes payable, less current portion	12,637,325	11,740,741
Capital lease obligation, less current portion	1,190,863	86,882
Auto loan payable, less current portion	40,910	66,614
Total Long-Term Liabilities	13,869,098	11,894,237
Total Liabilities	27,538,213	19,056,348
Shareholders' Equity		
Capital stock (No par value; 20,000 shares authorized; 14,196 and 13,218 issued and 13,546 and 12,568 outstanding in 2006 and 2005 respectively)	1,777,076	1,298,604
Less: Treasury stock (650 common shares at cost)	(233,184)	(233,184)
Retained earnings	16,453,620	8,939,429
Total Shareholders' Equity	17,997,512	10,004,849
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 45,535,725	$ 29,061,197

000033

See accompanying Notes to Consolidated Financial Statements.

AAA INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2006	Restated 2005
REVENUES		
Net sales	$ 48,607,398	$ 25,216,923
Cost of Goods Sold	32,074,022	17,935,220
Gross Profit	16,533,376	7,281,703
OPERATING EXPENSES		
Office salaries	1,205,915	1,083,711
Professional fees	154,229	200,017
Payroll taxes	103,461	86,214
Coporate expenses	2,085,044	1,372,154
Office supplies and expenses	99,779	43,660
Repairs and maintenance	31,598	12,215
Utilities and telephone	43,023	44,921
Insurance expenses	60,075	75,822
Freight out	6,989	7,329
Scavenger service	428,928	178,981
Depreciation and amortization	⁴ 110,932	557,329
Bad debts	585,806	90,479
Other operating expenses	369,867	177,522
Total Operating Expenses	5,285,646	3,930,354
Operating Income	11,247,730	3,351,349
OTHER INCOME AND (EXPENSES)		
Tax refund	5,000	40,043
Rental income	-	36,162
Loss on disposal of asset	-	(4,316)
Other non-operating expenses	-	(255,982)
Interest expenses	(1,119,018)	(789,141)
Total Other Income and (Expenses)	(1,114,018)	(973,234)
INCOME BEFORE STATE REPLACEMENT TAX	10,133,712	2,378,115
State replacement tax	(219,521)	(46,019)
NET INCOME	$ 9,914,191	$ 2,332,096

See accompanying Notes to Consolidated Financial Statements.

AAA INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

		2006		Restated 2005
OPERATING ACTIVITIES:				
Net Income	$	9,914,191	$	2,332,096
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		1,969,121		2,367,038
Bad debts provision		585,806		90,479
Loss on disposal of assets		-		4,316
(Increase)/decrease in:				
Accounts receivable		(5,751,083)		(1,301,084)
Prepaid expenses		(105,470)		137,505
Security deposits		(445)		-
Inventory		(6,736,182)		(1,510,193)
Deposit on building		(100,000)		-
Due from employees		8,357		10,526
Increase/(decrease) in:				
Accounts payable		2,557,959		1,657,308
Other current liabilities		134,068		26,468
Net Cash Provided by Operating Activities		2,476,322		3,814,459
INVESTING ACTIVITIES:				
Purchase of property and equipment		(4,335,045)		(3,505,097)
Proceeds from disposal of property and equipment		-		400
Goodwill		-		(601,838)
Decrease in notes receivable and investment		-		1,000
Net Cash Used by Investing Activities		(4,335,045)		(4,105,535)
FINANCING ACTIVITIES:				
Proceeds from loans		6,352,073		3,390,000
Principal payment on loans		(1,760,405)		(1,740,634)
Payment on lease obligations		(126,873)		(59,788)
Payment on auto loan		(24,310)		(19,353)
Issuance of common shares		478,472		-
Distribution to shareholders		(2,400,000)		(1,400,000)
Net Cash Provided by Financing Activities		2,518,957		170,225
Increase/(decrease) in Cash		660,234		(120,851)
Cash, Beginning of Year		488,484		609,335
CASH, END OF YEAR	$	1,148,718	$	488,484
SUPPLEMENTAL DISCLOSURES				
Cash paid for:				
Interest expense	$	1,119,018	$	789,141
State replacement taxes	$	219,521	$	46,019

000040

See accompanying Notes to Consolidated Financial Statements.

7

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

AAA Galvanizing, Inc. was incorporated in Illinois on January 7, 1993. The Company's business is coating oxide free iron or steel with a thin high quality layer of zinc, by a well-established process called hot dip galvanizing. This process protects the surface against corrosion, thus extending the product life and resulting in minimal maintenance costs. On June 29, 2002, AAA Galvanizing, Inc. changed its corporate name to AAA Industries, Inc. ("AAA or the "Company").

On July 3, 2002, under a Bill of Sale and Assignment Agreement, the operating assets and liabilities of AAA were transferred to AAA Galvanizing of Joliet, Inc. ("Joliet"), a new company that was incorporated on July 2, 2002. After such transfer, AAA became a holding company having Joliet, AAA Galvanizing of Dixon, Inc. ("Dixon"), AAA Galvanizing of Hamilton, Indiana, Inc. ("Hamilton"), AAA Galvanizing of Peoria, Inc. ("Peoria"), and AAA Quality Galvanizing, Inc. ("Oklahoma") as its wholly-owned subsidiaries. Dixon was incorporated in Illinois on August 4, 1998. Hamilton was incorporated in Indiana on February 12, 2001 and commenced its operations in April 2002. Peoria was incorporated in Illinois on September 23, 2003 and started its operations in March 2004. Oklahoma was incorporated in Illinois and began operations in October 2005.

The consolidated financial statements of AAA for 2006 and 2005 include the accounts of Joliet, Dixon, Hamilton, Peoria, and Oklahoma.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis recognizes revenues in the accounting period in which revenues are earned and recognizes expenses in the period in which expenses are incurred.

000041

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, depreciation and amortization, and sales returns. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a "small business corporation" under Section 1362 of the Internal Revenue Code for federal income tax purposes. As an S Corporation, the Company does not pay federal income tax; its income is passed to its shareholders. The Company has also elected to treat its wholly owned subsidiaries as Qualified Subchapter S Subsidiaries (QSUB).

Accounts Receivable and Related Allowance

The Company extends credit to some of its customers. The Company maintains an allowance for doubtful accounts carried at a level that, in management's judgment, is adequate to provide for estimated probable losses from uncollectible receivables. The amount of the allowance is based on management's formal review and analysis of total receivables as of year-end. Receivables are considered past due when payment is not received within 120 days. Receivables over 120 days are $433,110 and $170,524 as of December 31, 2006 and 2005, respectively.

Inventory

The Company's inventory is valued at cost, under the first in, first out method.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of assets of approximately five to seven years for personal property and approximately thirty-nine years for real property. Assets costing over $1,000 and having useful life of more than one year are capitalized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization (Continued)

Loan issue cost is being amortized over 15 years, which is the term of the loan.

Goodwill

The Company adopted SFAS 142 during 2005. In connection with the adoption of SFAS 142, the Company reviewed the recorded goodwill for impairment and determined that there were no goodwill losses that should be recognized. Information pertaining to the reporting of goodwill and the effects of adopting SFAS 142 is presented in Note 12.

Notes Payable

Short-term notes payable is estimated at fair value. Long-term notes payable is reported at discounted value based on the loan agreement.

Concentration of Credit Risk

The Company has concentrated its credit risk for cash by maintaining deposits in TCF Bank which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE 2 - INVENTORY

Inventory consist of the following:

	2006	2005
Zinc	$ 10,982,583	$ 4,107,374
Chemicals and others	479,132	618,159
TOTAL INVENTORY	$ 11,461,715	$ 4,725,533

AAA INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2006	2005
Land	$ 1,079,198	$ 1,079,198
Building and improvements	17,138,417	14,118,744
Factory equipment	16,137,555	13,567,270
Office furniture and equipment	493,564	396,272
Automobile and trucks	341,398	321,698
Sub Total	35,190,132	29,483,184
Less: Accumulated depreciation	(12,679,058)	(10,709,956)
PROPERTY AND EQUIPMENT	$ 22,511,074	$ 18,773,226

NOTE 4 - OTHER CURRENT LIABILITIES

Other current liabilities are summarized as follows:

	2006	2005
Withholding tax payable	$ - -	$ 9,983
Pension contribution payable	36,997	49,967
State replacement tax payable	210,000	44,500
Interest and other payables	7,499	15,978
TOTAL OTHER CURRENT LIABILITIES	$ 254,496	$ 120,428

NOTE 5 – NOTES PAYABLE

NOTE 5 – NOTES PAYABLE (Continued)

The following is a summary of principal maturities of notes payable over the next five years:

Year Ending	Amount
December 31, 2007	7,898,167
December 31, 2008	1,509,106
December 31, 2009	1,601,015
December 31, 2010	1,420,061
December 31, 2011 and thereafter	8,107,143
TOTAL	20,535,492

NOTE 6 – CAPITAL LEASES

The Company is leasing certain factory and office equipment under capital lease agreements. The lease terms range from two to ten years. These assets are being depreciated over their estimated useful economic lives and are included in depreciation expense for the years ended December 31, 2006 and 2005. At December 31, 2006, the leased factory and office equipment are carried at a cost of $1,526,615 and $59,913, respectively, less accumulated depreciation of $244,764 and $9,986, respectively. The carrying cost of factory equipment includes $1,250,000, representing equipment leased from Real Estate Development Associates, a related entity (see Note 9).

Future minimum lease payments under capital leases are:

December 31, 2007	$ 264,299
December 31, 2008	234,954
December 31, 2009	202,826
December 31, 2010	191,477
December 31, 2011	179,284
Thereafter	770,190
Total	1,843,030
Less: Amount Representing Interest	(483,235)
Present Value of Minimum Lease Payments	1,359,795
Less: Current Portion	(168,932)
LONG-TERM PORTION	$ 1,190,863

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NOTE 7 - COST OF GOODS SOLD

Cost of Goods Sold consists of the following:

	2006	2005
Beginning inventory	$ 4,725,532	$ 3,215,340
Purchase of raw materials	24,035,676	8,737,574
Direct and casual labor	7,259,849	5,129,653
Payroll taxes	501,081	325,388
Purchased services	139,195	74,080
Health and dental Insurance	683,129	383,291
Factory supplies	1,036,877	481,564
Repairs and maintenance	658,210	408,103
Utilities	2,009,639	1,533,378
Rental expenses	39,852	24,080
Factory Rent	88,035	39,960
Factory insurance	336,370	283,081
Freight-in	9,345	1,600
Real estate taxes	183,164	137,672
Depreciation	1,829,783	1,885,989
Ending inventory	(11,461,715)	(4,725,533)
COST OF GOODS SOLD	$ 32,074,022	$ 17,935,220

NOTE 8 - OTHER OPERATING EXPENSES

The following is a summary of the items included in Other Operating Expenses:

	2006	2005
Bank charges	$ 42,315	$ 12,710
Advertising	4,248	1,639
Dues & publications	20,253	7,707
Entertainment	12,951	5,275
Fees & licenses	89,898	18,416
Contributions & gifts	37,128	8,811
Auto expenses	8,611	11,824
Postage	16,878	14,995
Security expenses	3,614	4,294
Travel	51,797	51,852
Pension contribution	42,268	20,553
Miscellaneous	39,906	19,446
TOTAL	$ 369,867	$ 177,522

NOTE 9 - RELATED PARTY TRANSACTONS – CAPITAL LEASE

In May 2006, the Company entered into a lease agreement for equipment owned by Real Estate Development Associates, LLC (REDA). REDA is owned by the Chief Executive Officer and a majority shareholder of AAA. During 2006, REDA obtained a loan from Amcore Bank for $1,250,000 to purchase factory equipment. AAA is not party to the loan and is not obligated to repay the loan. The terms of the lease agreement is 10 years at $14,811.13 per month, paid directly to Amcore Bank on behalf of REDA. The lease obligation at December 31, 2006 is $1,192,630, see Note 6.

NOTE 10 – RETIREMENT SAVINGS PLAN

The Company changed from a Simple Retirement 401(k) Savings Plan to a 401(k) Savings Plan effective January 1, 2005. The plan covers all employees who have worked for the company for at least one year with a minimum age of 21 years. Employees may defer up to 50% of their gross earnings, up to a maximum of $13,000 and the Company matches the same percentage of the employee's deferral up to 4% of the gross income with a cap of $8,200. During 2006 and 2005, the Company's contribution was $48,268 and $49,967, respectively.

NOTE 11 – CONTINGENT LIABILITIES

The Company is a defendant in a lawsuit filed by the estate of a former employee, who was deceased as a result of an accident at the Joliet plant on November 11, 2002. The outside counsel believes that the Company has a 70% chance to prevail in the lawsuit. In the event of an unfavorable outcome, the possible loss estimated by the counsel is in the range of $2,000,000 to $3,000,000. The Company has an insurance policy that provides coverage for such losses up to $500,000 of a primary coverage and an additional $5 million of umbrella liability coverage.

NOTE 12– INTANGIBLE ASSETS - GOODWILL

In October 2005, certain assets of Quality Galvanizing LLC were acquired. The excess of the cost of this acquisition over the fair value of the acquired net assets at the date of acquisition is reported as goodwill. The Company adopted SFAS 142 as of the acquisition date, and accordingly, did not amortize amounts related to goodwill starting from that date.

As required by SFAS 142, goodwill is subject to an annual impairment test. The test consists of a two-step process whereby a determination is made as to whether impairment exists, and then whether an adjustment is required. No impairment losses were recognized for 2006.